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[Logo]                                              3715 Northside Parkway, N.W.
AMERICAN APPRAISAL ASSOCIATES                       Building 400, Suite 200
                                                    Atlanta, GA 30327-2805

                                                    Telephone 404/233-0603
                                                    Fax 404/233-2336



                                                               November 14, 1997

Mr. Michael P. Donahoe
Vice President and Controller
Perkins Family Restaurant
6075 Poplar Avenue Suite 800
Memphis, Tennessee 38119-4709

Dear Mr. Donahoe:

We have made an investigation and appraisal of certain assets of Perkins Family Restaurants, L.P. (the "Partnership"). The assets appraised include the land, land improvements, buildings, restaurant fixtures and equipment, office furniture and equipment, franchise agreements, and goodwill associated with the approximate 460 Perkins restaurants in the system. To serve your immediate requirements, this letter is submitted, in advance of the narrative report, concerning our conclusion of value.

On August 4, 1997, Perkins Family Restaurants, L.P. received a proposal from The Restaurant Company (TRC) to acquire through a merger all of the outstanding units of limited partnership now owned by public investors (approximately 52% of the owners' equity of the Partnership) for $14 per unit in cash, or a total of approximately $76 million. The purpose of the appraisal was to develop and express an opinion of the fair market value of certain assets of the Partnership to serve as a basis for allocation of the total purchase price. It is our understanding that the value expressed will be used by the Partnership as a basis for allocation of the total purchase price for accounting and financial statements presentation purposes, pursuant to the requirements of APB 16.

FAIR MARKET VALUE IN CONTINUED USE, as used herein, is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with buyer and seller contemplating the retention of the facilities at their present location for the continuation of the current operations. This opinion of fair market value is not intended to represent the amount that might be realized from the piecemeal disposition of the property in the open market. Further, this opinion of fair market value assumes that prospective earnings will provide a fair return on the appraised fair market value of the property included in the appraisal, together with adequate net working capital and any other assets present.

Our appraisal considers the real property to be owned in fee simple estate and the personal property and intangible assets to be owned outright, free and clear of all liens and encumbrances. The term FEE SIMPLE ESTATE is defined as the absolute ownership unencumbered by any other interest, subject only to the limitations imposed by the governmental powers of taxation, eminent



                               WE VALUE YOUR BUSINESS.*

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                                     [LETTERHEAD]

Mr. Michael P. Donahoe                    2                   November 14, 1997


domain, police power, and escheat. We have not, therefore, considered in the appraisal of the assets the effect of the 52% interest in the equity of the Partnership being acquired.

Per your direction, the appraisers did not make a personal inspection of each of the restaurants, instead performing the appraisal based essentially on records furnished by the Partnership. Conversations were held with representatives of Perkins Family Restaurants concerning land acquisitions, building models by age, equipment and furnishings, and franchises, and sufficient financial data was provided by the Partnership to perform the analyses for the intended use. All of this information was accepted without further verification as properly representing business operations and conditions.

The land was valued on the basis of recent acquisitions made by the Partnership for the construction of its own stores. Using multiple correlation analysis for such factors as sales volume, operating profit, land size, building size, and seating capacity for each of the recently erected stores for which the land value is known, we extrapolated the value of the land to the other stores. This resulted in the "amount the Partnership can afford to pay for the land".

The other real property, consisting of buildings, land improvements, improvements to leased properties, as well as personal property consisting of restaurants fixtures and equipment, and office furniture and equipment were appraised using appropriate indices to produce a current cost of reproduction new. Depreciation factors were then applied to reflect the fair market value of the depreciable assets. A second approach for the owned stores' assets was a modeling technique. The costs for constructing the several standard floor plans developed by the company, together with their usual complements of furnishings, were used to check the reasonableness of the indexed cost of replacement new.

The franchises were appraised by analysis of the remaining term of each contract and any renewal options, together with the present worth of the net contribution each franchisee makes to the Partnership through its fee, net of all costs required to provide the services contained in the franchise contract. The average remaining life of the franchise agreements is 16 years.

Based upon the analysis as briefly described, it is our opinion that, as of October 15, 1997, the fair market value of the specified assets of Perkins Family Restaurants, L.P., is reasonably represented in the amount of ONE HUNDRED FIFTY-FOUR MILLION FORTY-THREE THOUSAND DOLLARS ($154,043,000), distributed generally as follows:


         Land                                                  $30,158,000
         Land Improvements                                       6,742,000
         Buildings and Improvements to Leased Property          69,133,000
         Personal Property                                      27,010,000
         Franchises                                             21,000,000
                                                               -----------
         Total Fair Market Value of Specified Assets          $154,043,000


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                                     [LETTERHEAD]

Mr. Michael P. Donahoe                    3                   November 14, 1997

The conclusions presented herein are developed in detail and presented in a narrative report to follow.

We made no investigation of and assumed no responsibility for the title to or any liabilities against the property appraised. Finally, the reader's attention is directed to the attached General Service Conditions.


                                       Respectfully submitted,
                                       AMERICAN APPRAISAL ASSOCIATES, INC.



                                       /s/ Samuel M. McClurg
                                       ----------------------------------
                                          Samuel M. McClurg
034786                                    Senior Vice President




Analysis by:

Land                         Susan Coble Eyre
Land Improvements            Rodney C. Hanley, Jr.
Buildings and Improvements
   to Leased Property        Rodney C. Hanley, Jr.
Personal Property            Rodney C. Hanley, Jr.
Franchises                   Susan Coble Eyre

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                                     [LETTERHEAD]

Mr. Michael P. Donahoe                    4                   November 14, 1997


                              GENERAL SERVICE CONDITIONS


The service(s) provided by American Appraisal Associates, Inc., have been performed in accordance with professional appraisal standards. Our compensation was not contingent in any way upon our conclusions of value. We assumed, without independent verification, the accuracy of all data provided to us. We have acted as an independent contractor and reserved the right to use subcontractors. All files, work papers or documents developed by us during the course of the engagement are our property. We will retain this data for at least five years.

Our report is to be used only for the specific purpose(s) stated herein. Any other use is invalid. No reliance may be made by any third party without our prior written consent. You have advised us that your outside accounting firm will be relying on the report solely for your benefit and for the specific purpose stated herein; we hereby consent to such reliance by your outside accounting firm. You may show our report in its entirety to those third parties who need to review the information contained herein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or to distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorneys' fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement will extend to any controlling person of American Appraisal Associates, Inc., including any director, officer, employee, subcontractor, affiliate or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can be modified only by written documents executed by both parties.

We have made no investigation of, nor assume responsibility for, the existence or impact of any hazardous substance that may or may not be present on the property in the development of our appraisal conclusion.

American Appraisal Associates, Inc. is an equal opportunity employer.